August 8, 2007

Sheldon Kales
President
Security Devices International Inc.
120 Adelaide Street West
Suite 2500
Toronto, Ontario
Canada M5H 1T1

> **Re:** **Security Devices International Inc.**
> **Registration Statement on Form SB-2**
> **Filed July 26, 2007**
> **File No. 333-143301**

Dear Mr. Kales:

We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. Please refer to prior comment 1. As previously requested, please revise your filing to name your independent accountants as experts even though you did not hire them on a contingent basis. Refer to Item 509 and the Instruction to Item 509 of Regulation S-B.

Annual Financial Statements, page 1

Statement of Operations, page 3

2. Please refer to prior comment 4. We note that you present income captions entitled "legal and accounting" and "consulting and professional" within your

statement of operations. Please revise to present a functional statement of operations as opposed to presenting an income statement based on expense classification.

Notes to Financial Statements, page 6

Note 3. Summary of Significant Accounting Policies, page 8

-(g) Stock-based Compensation, page 8

3.      Please revise to provide your accounting policy on how you determine the fair value of your equity instruments granted to non-employees. Refer to paragraphs 8-10 of SFAS 123, paragraphs 7-8 of SFAS 123(R), and EITF 96-18.

Note 6. Stock-based Compensation, page 16

4.      Please refer to prior comment 13. As previously requested, please revise your filing to explain how you determined the assumptions used within the Black-Scholes option pricing model. Within your discussion, please provide the underlying fair value of your common stock at the time of each stock option grant date and how you determined the underlying fair value of your common stock at the time of each stock option grant date. Refer to the guidance in A240 – A241 of SFAS 123(R) and SAB Topic 14.

-Statement of Operations, page 2

5.      Please revise your presentation of net loss per share so that you do not present amounts in excess of two decimal places to avoid implying a greater degree of precision than exists.

-Condensed Notes to Interim Financial Statements, page 5

Note 5. Issuance of Capital Stock, page 6

Six months ended May 31, 2007, page 7

6.      Please refer to prior comment 17.  We note that you disclose that the difference between the $155,000 fair market value of the total common stock issued and the $75,000 issued price represents the estimated fair value of the consultant's past and on-going consulting services based upon EITF 96-18 and that you immediately recognized this difference as compensation expense.  Please tell us and revise your filing to address the following comments:

   a.  Explain to us the nature and timing of the services that the consultants provided.

   •  Explain to us why you immediately recognized the difference between the fair value and the cash received for these shares within your statement of operations related to ongoing services.  Within your discussion, please explain in sufficient detail how you accounted for the issuance of shares in accordance with EITF 96-18.

7.      Please refer to prior comment 15.  You disclose that you entered into the original agreement in November 2007 with a director related to the development of the electrical shocker technology.   However, this date has not yet occurred.  Please revise or advise.

8.      Further to the above, we note your disclosures related to the cancellation of the 1,560,000 shares of common stock previously issued to the director's son in conjunction with the development of the electrical shocker technology and the related accounting for this transaction.  Please address the following comments:

   •  Please tell us and revise your filing to explain how you accounted for the shares upon the signing of the amended agreement in 2006 which made the shares conditional upon completing the electrical shocker prototype.

   •  Please tell us and revise your filing to explain how you accounted for the cancellation of these shares of common stock.  Within your discussion, please explain to us what is meant by the "constructive retirement method" and why it was appropriate to recognize a $34,000 loss on the repurchase of your own shares.  Cite the accounting literature relied upon.

Exhibit 23.2

9.      Please refer to prior comment 18.  As previously requested, please include a currently dated consent from your independent accountants within the filing of your next amendment that gives consent to your independent accountants being referenced as experts.

Form 10-KSB for the Fiscal Year Ended November 30, 2006

10.     Please amend your annual report and quarterly reports to address the comments issued in this letter and our letter dated June 21, 2007, as appropriate.

Form 10-QSB for the Quarter Ended May 31, 2007

Exhibit 31

11.      We note that the identification of the certifying individuals at the beginning of the certifications required by Exchange Act Rule 13a-14(a) does not correspond with the individuals who signed the certifications.  Please revise your filing to include new, corrected certifications for each of your principal executive officer and principal financial officer.

As appropriate, please amend your registration statement in response to these comments.  You may wish to provide us with marked copies of the amendment to expedite our review.  Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information.  Detailed cover letters greatly facilitate our review.  Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision.  Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

·     should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

·     the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

·     the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Tara Harkins at 202-551-3639 or me at 202-551-3616 if you have questions regarding comments on the financial statements and related matters. Please contact Jay Mumford at 202-551-3637 with any other questions.

Sincerely,

Lynn Dicker
Reviewing Accountant

cc: (via fax)     William T. Hart, Esq.